November 9, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Och-Ziff Capital Management Group LLC Registration Statement on Form S-1 (File No. 333-144256) (the “Registration Statement”)

Ladies and Gentlemen:

Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on November 13, 2007, or as soon thereafter as practicable.

The Company hereby acknowledges:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signature page follows]

Very truly yours,

OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

By:	/s/ Joel Frank
Name: Joel Frank
Title: Chief Financial Officer, Executive Managing Director and Director

Signature Page to Acceleration Request Letter